Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 13, 2015

Via EDGAR

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

vTv Therapeutics Inc.
Amendment No. 2 to Registration Statement on Form S-1

 Filed July 1, 2015
File No. 333-204951

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2015.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated July 8, 2015 (the “Comment Letter”) as well as the inclusion of certain additional changes. The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 2

The Company has asked us to convey the following as its responses to the Staff:

Use of Proceeds, page 52

1.	We note your response to comment 5 and your revised disclosure. We continue to note the statement on page 52 that “This expected use of net proceeds from this offering and our existing cash, cash equivalents and marketable securities represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve.” We also note that the disclosure in the risk factor on page 45 has not changed. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise to disclose the specific contingencies and alternative uses of proceeds.

Response	to Comment 1

In response to the Staff’s comment, the Company has revised its disclosures on pages 45 and 52 of Amendment No. 3.

Exhibits

2.	We reissue comment 12. Please file the agreement with Calithera as an exhibit. We note that Calithera accounted for all of your revenues as of the financial statements for the period ended March 31, 2015 and the initial payment fee and the potential payment of costs for the first year as discussed on page 102. Also, given the potential milestone payments discussed on page 102, this agreement would appear to be material to your company at this time and not just an ordinary course of business contract.

Response	to Comment 2

In response to the Staff’s comment, the Company has filed a redacted version of the License and Research Agreement, dated as of March 5, 2015, by and between Calithera Biosciences, Inc. and High Point Pharmaceuticals, LLC and TransTech Pharma, LLC (the “Calithera Agreement”), as Exhibit 10.10 to Amendment No. 3, and has submitted an application for confidential treatment of the Calithera Agreement.

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Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 3

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP